Exhibit 99.1

Glass House Brands to Host Third Quarter 2022 Conference Call on November 10, 2022

LONG BEACH, CA and TORONTO, October 27, 2022 // -- Glass House Brands Inc. (“Glass House” or the “Company (NEO: GLAS.A.U) (NEO: GLAS.WT.U) (OTCQX: GLASF) (OTCQX: GHBWF), one of the fastest-growing, vertically-integrated cannabis companies in the U.S., today announced that it will report financial results for the third quarter ended September 30, 2022, on Thursday, November 10, 2022, after market close. The Company will host a conference call to discuss the results at 5:00 p.m. Eastern Time.

Participants can find the live webcast here or on the Glass House Brands Investor Relations site at https://ir.glasshousebrands.com/ in “Events and Webcasts” under the “News & Events” drop down menu. The webcast will be archived for approximately 30 days.

Participants interested in dialing in can call 1-888-664-6392. A telephone replay will be available approximately two hours after the call concludes and will be available through Thursday, November 17, 2022, by dialing 1-888-390-0541 and entering confirmation code 945425#.

About Glass House Brands Inc.

Glass House Brands Inc. is one of the fastest-growing, vertically integrated cannabis companies in the U.S., with a dedicated focus on the California market and building leading, lasting brands to serve consumers across all segments. From its greenhouse cultivation operations to its manufacturing practices, from brand- building to retailing, the company's efforts are rooted in the respect for people, the environment, and the community that co-founders Kyle Kazan, Chairman and CEO, and Graham Farrar, Board Member and President, instilled at the outset. Through its portfolio of brands, which includes Glass House Farms, Forbidden Flowers, and Mama Sue Wellness, Glass House Brands Inc. is committed to realizing its vision of excellence: outstanding cannabis products, produced sustainably, for the benefit of all. For more information and company updates, visit www.glasshousebrands.com and https://ir.glasshousebrands.com/contact/email-alerts/.

For further information, please contact:

Glass House Brands Inc.

John Brebeck, Vice President of Investor Relations

T: (562) 264 5078

ir@glasshousebrands.com

Mark Vendetti, Chief Financial Officer

T: (562) 264 5078

ir@glasshousebrands.com